

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2009

Mr. Eric Schmidt, Chief Executive Officer and CFO
IB3 Networks, Inc.
10 South High Street
Canal Winchester, Ohio 43110

> **Re: IB3 Networks, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on August 11, 2009 and amended on September 8, 2009**
> **File No. 0-52374**

Dear Schmidt:

     We have completed our review of the above filings and do not, at this time, have any further comments.

          Sincerely,

          Terry French
          Accountant Branch Chief